

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 6, 2017

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202

> **Re:** **Command Center, Inc.**
> **PREC14A filed by Ephraim Fields, Keith Rosenbloom, Lawrence F.**
> **Hagenbuch, Randall Bort, and Sean Gelston**
> **Filed November 29, 2017**
> **DFAN14A filed October 11, 2017**
> **File No. 000-53088**

Dear Mr. Fetzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Cover Page

1.	On the cover page, note that shareholders who grant you a proxy will give up the right to vote for the three remaining slots on the board of directors, since you have nominated only four individuals for seven open positions on the board of directors. (We note the disclosure to this effect on page 8 of the proxy statement).

Our Concerns with the Current Board of Directors, page 2

2.	Please supplementally provide support for your statement on page 2 referencing a "significant improvement in the US labor market in recent years" and clarify what you mean by "recent years."

3.   Identify the "several benchmarks" other than the Russell 2000 Index to which you are comparing the Company's stock performance. In addition, disclose the time period for the relevant comparison.

4.   Refer to the chart on page 2 comparing the Company's stock price performance to the Russell 2000 index. By footnote or other narrative disclosure, explain how you selected this index for comparison and why it is appropriate for comparison.

We are Concerned the Board Lacks Appropriate Financial Incentive, page 3

5.   Where you criticize current Board members for owning "relatively few shares," balance the disclosure to note that your nominees currently do not own any.

Our Solution to Benefit All Shareholders, pages 3-4

6.   Here or where appropriate in the proxy statement, generally outline your plans for the Company if your nominees are elected to the board (other than the task force you reference on page 4). What specific actions will you take to improve the Company's performance? What specific things do you believe the current board and management have done or failed to do that have resulted in what you believe is subpar performance?

7.   Here or where appropriate in the proxy statement, note that if some but not all of your director nominees are elected, you may not obtain majority control of the Board. Describe what you will do to change the direction of the Company if you are not in control of the Board, and note that there is no assurance you can affect these changes without majority control.

Voting and Proxy Procedures, page 9

8.   Your disclosure in bold print at the bottom of page 10 appears to conflict with other statements made in your preliminary proxy. Specifically, on page 10, it appears that you urge shareholders to vote for the compensation of the executive officers, while elsewhere (e.g., on the proxy card) you recommend shareholders vote against the compensation of the Company's named executive officers. Clarify your position in your amended preliminary proxy statement.

9.   See our last comment above. Revise the proxy statement to include a section as to each matter to be voted upon at the meeting and to describe your position on such matter, including how signed but unmarked proxies will be treated as to each.

<u>Certain Effects of the Solicitation, page 13</u>

10.   Provide more details about the "certain of the Company's material agreements" that could be impacted if a change in control of the Board occurs as a result of this proxy contest. Which contracts could be impacted and what is the potential impact on the Company?

<u>General</u>

11.   We note that proxies may be solicited by mail, in person, by telephone or other electronic means or by press release or other public statements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3263, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Ephraim Fields
        Echo Lake Capital